EXHIBIT 99.2

GSI LUMONICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS — CANADIAN SUPPLEMENT
(In United States Dollars, and in Accordance with Canadian GAAP)

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement (Canadian Supplement) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included in Item 2 of this Quarterly Report. The Canadian Supplement should also be read in conjunction with the unaudited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 1), the unaudited Consolidated Financial Statements and Notes prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP)(included in exhibit 99.1) and the audited Consolidated Financial Statements and Notes included in the Company’s Annual Report for the fiscal year ended December 31, 2002.

      The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Special Note Regarding Forward-Looking Statements” section of the MD&A in Item 2 of this Quarterly Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Lumonics Inc. financial condition and results of operations.

Results of Operations

	Three Months Ended		Nine Months Ended

	September 26,	September 27,	September 26,	September 27,
	2003	2002	2003	2002

	($000s)
Income (loss) before income taxes
• Canadian GAAP	$1,759	$(6,382)	$(1,687)	$(26,794)
• U.S. GAAP	$872	$(7,268)	$(4,348)	$(29,270)
• Difference	$887	$886	$2,661	$2,476
Net income (loss)
• Canadian GAAP	$1,437	$(4,869)	$(2,009)	$(21,618)
• U.S. GAAP	$550	$(5,415)	$(4,670)	$(23,147)
Net income (loss) per common share diluted
• Canadian GAAP	$0.03	$(0.12)	$(0.05)	$(0.53)
• U.S. GAAP	$0.01	$(0.13)	$(0.11)	$(0.57)

Business Combinations

      On March 22, 1999, Lumonics Inc. and General Scanning, Inc. (General Scanning) completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders’ equity and the historical operating results of the two predecessor companies.

      Under U.S. GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets. Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life.

      The Canadian GAAP income before income taxes was higher and the Canadian GAAP loss before income taxes was lower than the corresponding U.S. GAAP amounts due to amortization of lower net book values of property, plant and equipment and acquired intangible assets resulting from different methods of accounting for the business combination. The different net book values resulted in a lower depreciation and amortization expense under Canadian GAAP by $0.9 million and $0.9 million for the three months ended September 26, 2003 and September 27, 2002, respectively. For the nine months ended September 26, 2003 and September 27, 2002, the impact of this difference was to decrease depreciation and amortization expense under Canadian GAAP by $2.7 million and $2.5 million, respectively.

      Under Canadian GAAP, global investment tax credits are required to be netted against research and development expense. Under U.S. GAAP, these amounts are included in the income tax provision. For the three and nine months ended September 26, 2003, there were no investment tax credits recorded, as there was doubt as to whether their value would be realized. For the three and nine months ended September 27, 2002, there were no global investment tax credits recorded. Therefore, there was no impact on the net loss before income taxes for either the three months and nine months ended September 26, 2003 or September 27, 2002.

      During the three and nine months ended September 26, 2003, the tax provision largely reflects taxes in the Company’s foreign locations. This amount was the same under both Canadian and US GAAP. For the three and nine months ended September 26, 2003, no tax benefit was recorded on the year to dates losses under either Canadian GAAP or U.S. GAAP, as the Company increased valuation allowances against its tax assets. Our ability to recover future tax assets of $16.7 million at September 26, 2003 depends primarily upon the Company’s ability to generate profits in the United States and United Kingdom tax jurisdictions. If actual results differ from our plans or we do not achieve profitability, we may be required to increase the valuation allowance on our tax assets by taking a charge to the Statement of Operations, which may have a material negative result on our operations. The Canadian GAAP income tax benefit for the three and nine months ended September 27, 2002 does not reflect any income tax recovery for the depreciation and amortization and investment tax credits presented only under U.S. GAAP.

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